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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 2)*

                       Price Communications Corporation
-------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  741437305
-------------------------------------------------------------------------------
                                (CUSIP Number)


                                 May 24, 2002
-------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [ ] Rule 13d-1(b)

            [X] Rule 13d-1(c)

            [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the pur- pose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (6-00)                Page 1 of 6 pages

CUSIP NO.    741437305
             -----------------------
-----------------------------------------------------------------------------------------------------------

           1.   Name Of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                Timothy R. Barakett
                -------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

           2.        Check the Appropriate Box if a Member of a Group (See Instructions)

                     (a)
                        -----------------------------------------------------------------------------------

                     (b)
                        -----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
           3.   SEC Use Only
                             ------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

           4.   Citizenship or Place of Organization  Canada
                                                      -----------------------------------------------------
-----------------------------------------------------------------------------------------------------------

   Number of         5.     Sole Voting Power        7,992,600
  Shares Bene-    -----------------------------------------------------------------------------------------
  ficially by        6.     Shared Voting Power      974,400
 Owned by Each    -----------------------------------------------------------------------------------------
   Reporting         7.     Sole Dispositive Power   7,992,600
  Person With     -----------------------------------------------------------------------------------------
                     8.     Shared Dispositive Power 974,400
-----------------------------------------------------------------------------------------------------------


           9.   Aggregate Amount Beneficially Owned by Each Reporting Person   8,967,000
                                                                              -----------------------------
-----------------------------------------------------------------------------------------------------------
          10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                    -------
-----------------------------------------------------------------------------------------------------------

          11.   Percent of Class Represented by Amount in Row (11) 16.4%
                                                                  -----------------------------------------
-----------------------------------------------------------------------------------------------------------

          12.   Type of Reporting Person (See Instructions)
-----------------------------------------------------------------------------------------------------------
                IN
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------






                               Page 2 of 6 pages

                              GENERAL INSTRUCTIONS


  A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

  B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

  C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.


Item 1.

        (a) Price Communications Corporation

        (b) 45 Rockefeller Plaza, Suite 3201, New York, New York 10020


Item 2.

        (a) Timothy R. Barakett

        (b) 152 West 57th Street, 45th Floor, New York, New York 10019

        (c) Canada

        (d) Common Stock, par value $0.01 per share (the "Common Stock")

        (e) 741437305


ITEM 3. Not applicable


ITEM 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:              8,967,000 (See Note 1) .
                                                 --------------------------

        (b) Percent of class:   16.4%             .
                              --------------------

        (c) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote      7,992,600    .
                                                           ------------------

            (ii)  Shared power to vote or to direct the vote      974,000    .
                                                             ----------------

            (iii) Sole power to dispose or to direct the disposition of   7,992,600     .
                                                                       -----------------

            (iv)  Shared power to dispose or to direct the disposition of  974,400      .
                                                                         ---------------

Note 1: Mr. Barakett is the Managing Member of Atticus Holdings, L.L.C., a Delaware limited liability company ("Atticus Holdings"), which serves as a general partner to certain investment funds over which Mr. Barakett has investment discretion. Mr. Barakett is the Chairman and Chief Executive Officer of Atticus Capital, L.L.C., a Delaware limited liability company, and Atticus Management, Ltd., an international business company organized under the laws of the British Virgin Islands (collectively, the "Atticus Entities"). The Atticus Entities act as advisers for various investment funds (the "Funds") and managed accounts (the "Accounts"). Based on his relationship with the Atticus Entities and Atticus Holdings, Mr. Barakett is deemed to be a beneficial owner of the Common Stock owned by the Funds and Accounts for purposes of Section 13(d).


ITEM
5.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM    See Note 1 above.  The Funds and Accounts have the right to receive or
6. the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock that is deemed to be beneficially owned by Mr. Barakett. Atticus Global Advisors, Ltd. owns more than 5% of the outstanding Common Stock. None of the other Funds or Accounts owns more than five percent of the outstanding Common Stock.


ITEM    Not applicable.
7.

ITEM    Not applicable.
8.

ITEM    Not applicable.
9.

ITEM
10.
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                  SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        June, 5, 2002
        ------------------------
        Date

        /s/ Timothy R. Barakett
        ------------------------
        Signature


        Timothy R. Barakett
        ------------------------

        Name/Title










The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)